UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 5 May 2011

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Issued by Harmony Gold Mining Company Limited

5 May 2011

For more details contact:

Henrika Basterfield
Investor Relations Officer

+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations

+27 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

Harmony continues to drive its growth strategy

Johannesburg: 5 May 2011: Harmony Gold Mining Company Limited today released its financial results for the period ending 31 March 2011.

"We remain committed to our long term strategy of generating earnings to fund growth. We have invested significant capital to build and commission some of the best South African gold mining assets and the results of these efforts will be fully realised in the future. Our transformational efforts and strategic initiatives undertaken over the last few years are all aimed at achieving robust and sustainable financial results, with better cash costs and improved grade", said chief executive officer, Graham Briggs.

Harmony's strategy also includes a focus on both regional and asset diversification. In PNG, it has built a mine producing both gold and silver and is currently busy with further exploration in the area which includes 8 000km^2 of its own exploration tenements, in addition to the 3 200km^2 held within the joint venture with Newcrest. The early findings from Wafi-Golpu have justified management's long held belief that this is a world class asset.

Taking a holistic view, Harmony has several world-class mines in South Africa which are currently in the build-up phase and these together with Hidden Valley, will be significant contributors to Harmony's set production targets.

Improved discipline and management of seismicity and falls of ground, value based safety behaviour and visible leadership from the operational management resulted in improved safety at most of our operations.

Gold production decreased by 2% quarter on quarter, from 10 055kg to 9 857kg. Underground production was only 1% lower at 8 164kg, despite volumes decreasing by 3% mainly as a result of the December break. However, tonnage was made up with surface tonnes being 2% higher quarter on quarter.

Quarter on quarter the rand per kilogram unit cost was kept at bay with a mere increase of 1% to R217 802/kg, in comparison to R216 595/kg in the previous quarter. This was mainly as a result of the 2% decrease in gold production as cash operating cost in Rand terms decreased by 2% (R48 million).

In R/kg terms the gold price received increased by 3% from R303 354/kg in the December 2010 quarter to R312 029/kg in the current quarter. Revenue for the March 2011 quarter decreased by 1% as a result of a 330kg (3%) decrease in the gold sold.

Quarter on quarter the capital expenditure decreased by R168 million (20%).

Cash operating costs for the March 2011 quarter decreased by R48 million or 2% when compared to the previous quarter due to cost savings, decreased electricity and labour costs.

Operating profit decreased by 1% to R855 million when compared to the R868 million recorded in the December 2010 quarter.

Drilling at the Wafi-Golpu project continues to be successful. The latest results confirm our previously held belief that this deposit is indeed a world-class discovery and the pre-feasibility study will be completed towards the end of December 2011. The latest drill hole results at our Wafi-Golpu JV project (50% held by Harmony) have provided the highest mineralisation values to date.

This project is growing with each new drill hole result and we are confident that this will be a mine.

In conclusion, the chief executive officer, Mr Graham Briggs commented that "the company is showing significant progress both in the growth of its resources as well as its diversity. The key short term objective for us is the build-up of our production and to get there, the main focus is on getting the assets, in which we have invested considerable amounts of cash over the last few years, into full production. Harmony is a company which has dramatically improved the quality of its ounces, which will continue to do so with better cash costs and free cash flow in the future."

Ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 5, 2011

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director